April 25, 2014

Via EDGAR

Vincent DiStefano

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Invesco Exchange Fund (File No. 811-2611)

Dear Mr. DiStefano:

On behalf of the above named registrant (hereinafter referred to as the “Registrant” or the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you in our phone conversation on June 14, 2013, with regard to the Registrant’s Amendment No. 44 to its Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission (“SEC”) on April 29, 2013 under the Investment Company Act of 1940, as amended.

Each of your comments provided on June 14, 2013 is set forth below in bold with the Registrant’s response immediately below each comment.

1.	Comment: In Item 9, please discuss the investment adviser’s process or criteria for making decisions to purchase or sell portfolio securities on behalf of the Fund.

Response: The Fund respectively acknowledges your comment. The Fund reviewed the disclosure and respectively submits that the disclosure accurately describes the adviser’s investment process. It states in part, “that the Fund acquires securities for long-term appreciation and does not intend to engage to any significant degree in short-term trading.” It should be noted that during the Fund’s fiscal year ended December 31, 2013, no new holdings were added to, and only one holding was eliminated from, the Fund.

2.	Comment: In Item 9, disclose if the Fund has any market capitalization criteria for portfolio securities. If the Fund invests in smaller capitalization stocks, disclose the attendant risks.

Response: The Fund invests primarily in securities of large capitalization issuers. Investing in smaller capitalization stocks is not a principal investment strategy of the Fund.

3.	Comment: Item 16 includes a statement that the Fund does not issue senior securities. Clarify if the fund has a fundamental policy if it will or will not invest in senior securities

Response: The Fund respectively acknowledges your comment. The Fund has reviewed the disclosure and respectfully submits that the disclosure accurately describes the Fund’s policy with respect to issuing senior securities.

4.	Comment: Item 16 includes a statement that the Fund has adopted the following policy, which may be changed by the Board: The Fund shall not invest 25% or more of its assets at market value at the time of purchase in securities of companies all of which conduct their principal activities in the same industry. Explain how this statement differs from the Fund’s fundamental policy #5 regarding concentration.

Response: Fundamental policy #5 states that the Fund may not invest more than 25% of its assets at market value at the time of purchase in securities of companies all of which conduct their principal business activities in the same industry. However, the SEC interpreted the industry concentration policy to apply with respect to investment of 25% or more and requested that the Fund, along with other funds in the old Van Kampen fund complex, to change the policy accordingly. Since a fundamental policy can only be changed with a shareholder vote, the SEC agreed that the Fund could adopt a non-fundamental policy and such non-fundamental policy is stated in Item 16.

In connection with the Registrant’s responses to the SEC Staff’s comments on the N-1A, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Peter A. Davidson
Peter A. Davidson, Esq.
Assistant General Counsel